13G            Page 1 of 4 Pages
==============================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),(c),
          AND(d)AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 1)(1)

                     First Federal Financial Bancorp, Inc.
                                (Name of Issuer)

                     Common Stock $0.01 Par Value Per Share
                         (Title of class of securities)

                                    319988101
                                 (CUSIP number)

                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 [ ] Rule 13d-1(b)
 [ ] Rule 13d-(c)
 [ ] Rule 13d-1(d)

______________________________________________________________________________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.).


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CUSIP No. 319988101           13G            Page 2 of 4 Pages

1.   NAME OF REPORTING PERSONS S.S. OR I.R.S IDENTIFICATION
     NO.OF ABOVE PERSONS

          Societe Generale Asset Management Corp. 13-3557071

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)   [ ]
     (b)   [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

5.   SOLE VOTING POWER

          0

6.   SHARED VOTING POWER

          57,000 Shared with its investment advisory client (s)

7.   SOLE DISPOSITIVE POWER

          0

8.   SHARED DISPOSITIVE POWER

          57,000 Shared with its investment advisory client (s)

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          57,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES
     CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.28%

12.  TYPE OF REPORTING PERSON*

          IA

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                                    13G            Page 3 of 4 Pages

Item 1

(a) Name of Issuer:

     First Federal Financial Bancorp, Inc. (the "Issuer").

(b) Address of Issuer's Principal Executive Offices:

      415 Center Street, Ironton,  Ohio 45638

Item 2

(a) Names of Persons Filing:

      Societe Generale Asset Management Corp., a Delaware corporation (the "Adviser").

(b) Address of Principal Business Office:

     The principal business office of the Adviser is located at 1221 Avenue of the Americas, New York, NY 10020.

(c) Citizenship:

     The Adviser is a Delaware corporation.

(d) Title of Class of Securities:

     Common Stock $0.01 Par Value Per Share (the "Shares").

(e) CUSIP Number:

      319988101

Item 3

If This Statement is Filed Pursuant to Rule 13d-1 (b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:

(a)[ ] Broker or dealer registered under Section 15 of the Exchange Act.
(b)[ ] Bank as defined in Section 3(a)(6)of the Exchange Act.
(c)[ ] Insurance company as defined in Section 3(a)(19)of the Exchange Act.
(d)[ ] Investment company registered under Section 8 of the Investment Company Act.
(e)[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1
       (b)(1)(ii)(F);
(g)[ ] A parent holding company or control person in accordance with Rule 13d-1
       (b)(1)(ii)(G);
(h)[ ] A saving association as defined in Section 3(b)of the Federal Deposit Insurance Act;
(i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14)of the Investment Company Act;
(j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

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                                        13G            Page 4 of 4 Pages

Item 4. Ownership.

If more than five percent of the class is owned, indicate

(a) Amount Beneficially Owned: 57,000 Shares

(b) Percentage of class: 9.28% of the outstanding shares

(c) Number of Shares As to Which Such Persons Have:
     (i)   sole power to vote or direct the vote:  None
     (ii)  shared power to vote or direct the vote: 57,000
     (iii) sole power to dispose or to direct the disposition of:  None
     (iv)  shared power to dispose or to direct the disposition of: 57,000

(d)  Share which there is a right to acquire: None.

Item 5. Ownership of Five Percent or Less of a Class

          Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company:

          Not Applicable.

Item 8. Identification and Classification of Members of the Group:

          Not Applicable.

Item 9. Notice of Dissolution of Group:

          Not Applicable.

Item 10. Certification.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

             SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 5, 1999


SOCIETE GENERALE ASSET MANAGEMENT CORP.
By:      /s/ Jean-Marie Eveillard
Title:    Jean-Marie Eveillard, President